UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69224

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PEP Advisory LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Waugh Drive, Suite 600
(No. and Street)

Houston	TX	77007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Walker Moody	713-804-7576	wmoody@pepadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walker Moody, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PEP Advisory LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PEP Advisory LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
PEP Advisory LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PEP Advisory LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 11, 2026

PEP ADVISORY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Current Assets:		
Cash	$	3,669,470
Accounts receivable		1,247,668
Allowance for doubtful accounts receivable		(100,000)
Clearing deposit		250,292
Prepaids and deposits		108,410
Total current assets		5,175,840
Total assets	$	5,175,840

Liabilities and Member's Capital

Current Liabilities:		
Accounts payable	$	42,137
Accrued state income tax		46,081
Total liabilities		88,218
Member's capital		5,087,622
Total liabilities and member's capital	$	5,175,840

The accompanying notes are an integral part of the financial statements.

PEP ADVISORY LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues		
Investment banking income	$	5,983,296
Success fee income		3,976,651
Consulting and research fees income		3,717,812
Reimbursed income		265,934
		13,943,693
Costs and expenses:		
Salaries and benefits		4,383,542
Commissions expense		1,071,739
Technology and communication expense		280,444
General, administrative, regulatory and miscellaneous expense		412,876
Research fees		344,112
Legal and professional fees		308,331
Occupancy expense		166,576
Total costs and expenses		6,967,620
Other income (expense):		
Interest income		39,563
Total other income		39,563
Provision for income taxes		
State franchise tax		47,828
Total provision for income taxes		47,828
Net income	$	6,967,808

PEP ADVISORY LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

	Total
Balance at December 31, 2024	$ 3,034,814
Capital contribution	250,000
Capital distributions	(5,165,000)
Net income	6,967,808
Balance at December 31, 2025	$ 5,087,622

The accompanying notes are an integral part of the financial statements.

PEP ADVISORY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES		
Cash flows from operating activities:		
Net income	$	6,967,808
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Accounts receivable		491,009
Allowance for doubtful accounts receivable		100,000
Clearing deposit		(250,292)
Prepaids and deposits		88,518
Accounts payable and accrued liabilities		(292,918)
Due to affiliate		44,701
Deferred revenue		(141,917)
Accrued state income tax		(18,372)
Net cash provided by Operating Activities		6,988,537
FINANCING ACTIVITIES		
Member's contribution		250,000
Member's distribution		(5,165,000)
Net cash used in Financing Activities		(4,915,000)
Net cash increase		2,073,537
Cash at beginning of year		1,595,933
Cash at end of year	$	3,669,470
Supplemental disclosure:		
Income tax paid	$	47,828
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

CDH Securities (the "Company") changed its name to Heikkinen Energy Securities LLC on October 14, 2015. On July 31, 2021, Heikkinen Energy Securities LLC changed its name to PEP Advisory LLC. It is a Texas LLC formed in December 2012 and is registered with the Securities and Exchange Commission ("SEC").

The Company is a wholly owned subsidiary of Invicta XV+ LP (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to energy and institutional investment investors. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains a branch office in New Orleans, Louisiana. At December 31, 2025, the Company was registered as a limited broker-dealer in several states.

The Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and mergers and acquisitions advisory services from certain regulations concerning reserves and protection of customer securities.

The Company has entered into a fully disclosed clearing agreement with a nationally recognized clearing firm in August 2025 but has not commenced clearing activities.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company operates as a single operating segment. The Chief Executive Officer evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

PEP ADVISORY LLC
NOTES TO FINANCIAL STATEMENTS

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation.. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers. Revenue from contracts with customers includes fees from investment banking services, success fees, and research revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company's contracts typically do not have multiple performance obligations or any variable consideration.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded at a point in time, which generally is the offering date. The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged, performance obligations have been met, and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized at a point in time when earned under the respective agreements.

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. The Company believes the performance obligation is satisfied when the research is provided for the appropriate period as defined by the agreement between the parties. The direct payments and commissions are recognized as revenue when the performance obligation is satisfied, and the collection is reasonably assured.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2025, up until the issuance of the financial statements, which occurred on March 11, 2026 and noted no items requiring an adjustment to the accompanying financial statements and notes to financial statements.

2.   TRANSACTIONS WITH RELATED PARTY

During the year ended December 31, 2025, $4,675,869 was paid to Pickering Energy Partners, a related party through common ownership, to settle the payable balance related to the management fees.

The Company has an Office and Administrative Services Agreement with Pickering Energy Partners LP ("Pickering Energy") whereby Pickering Energy provides administrative and back-office support services, including office space, payroll, marketing, and overhead expense management, excluding direct broker-dealer activities. The Agreement renews annually unless terminated with 30 days' notice. The Company pays Pickering Energy a monthly Incremental Allocation Services Fee based on allocated Overhead Expenses, totaling $4,675,869 for the year ended December 31, 2025. These costs are reflected in technology and communication expense, rent, and salaries and benefits.

3.   INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the accompanying financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate.

4.   NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company was in compliance with $88,218 of aggregate indebtedness and net capital of $3,831,544.

5.   RISKS AND CONCENTRATIONS:

The Company maintains deposits in three financial institutions. At December 31, 2025, the Federal Deposit Insurance Corporation ("FDIC") provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2025, the Company's cash was approximately $3,069,828 in excess of federally insured limits.

Customer concentrations

For the year ended December 31, 2025, the Company had the following customer concentrations with respect to its revenues:

	Sales	Accounts Receivable
Customer 1	10.85%	*
Customer 2	10.85%	*
Customer 3	8.00%	*
Customer 4	7.26%	*

6.   RULE 15c3-3 EXEMPTION:

The Company is a Non-Covered Firm as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company also claimed an exemption from 17 C.F.R. ? 240.15c3-3 under the following provisions of 17 C.F.R. ? 240.15c3-3 (k):(2)(ii).

7.   REVOLVING CREDIT FACILITY:

On March 14, 2025, the Company entered into a Revolving Note and Cash Subordination Agreement, providing a revolving credit facility up to $25,000,000. The facility is available through March 14, 2026, with all outstanding principal due by March 14, 2026. Advances bear interest at the lesser of the prime rate (per The Wall Street Journal, with a 0.00% floor) or the highest lawful rate, payable monthly. As of December 31, 2025, the outstanding balance was $0, with a weighted average interest rate of 0.00%. Interest expense for the year ended December 31, 2025, was $5,209.

8.   COMMENTS AND CONTINGENCIES:

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

SUPPLEMENTAL INFORMATION

PEP ADVISORY LLC
SCHEDULE I
DECEMBER 31, 2025

Net capital requirement, the greater of:		$ 100,000
1/15% of aggregate indebtedness	$ 5,881	
Minimum dollar requirement	100,000	
Net capital		3,831,544
Excess net capital		$ 3,731,544
Aggregate indebtedness		88,218
Ratio of aggregate indebtedness to net capital		2.30%
120% of required net capital		120,000
Net capital in excess of 120% of required net capital		$ 3,711,544
Total assets		$ 5,175,840
Less: total liabilities		88,218
Aggregate indebtedness		88,218
Net worth		5,087,622
Deductions from and/or charges to net worth		
Total non-allowable assets	$ 1,256,078	
Total deductions from net worth		1,256,078
Net capital before haircuts on securities positions		3,831,544
Haircuts on certificates of deposit and commercial paper	-	
Other securities	-	
Other positions	-	
Undue concentrations	-	
Total haircuts of securities		-
Net capital		$ 3,831,544

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2025.

Schedule II & III

PEP ADVISORY LLC

Computation For Determination Of Reserve Requirements And

Information Relating To Possession Or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
PEP Advisory LLC

We have reviewed the accompanying Exemption Report of PEP Advisory LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to acting as a selling group participant in firm commitment underwriting, private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and mergers and acquisitions advisory services throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 11, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

PEP Advisory LLC
100 Waugh Drive, Suite 600 / Houston, Texas 77007
713-804-7575

Exemption Report

PEP Advisory LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services.

(3)   The Company also claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(4) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PEP Advisory LLC

I, Walker Moody, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Walker Moody, Chief Executive Officer
January 10, 2026